Exhibit 99.1

COOLBRANDS ENTERS INTO AGREEMENT TO SELL ITS DAIRY INGREDIENTS DIVISION

Toronto, Canada, September 1, 2006 – CoolBrands International Inc. (“CoolBrands”) (TSX: COB.A) today announced that its subsidiary, Eskimo Pie Corporation, has entered into a definitive agreement to sell its Value America flavors and ingredients division, a division of CoolBrands that manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, to a leading inventor and marketer of specialty flavors for the ice cream industry for a purchase price of US$10,000,000. The sale is expected to close during September 2006. Net proceeds from the sale will be used to repay a portion of CoolBrands’ borrowings.

Value America’s results from operations formed a significant part of the Dairy Components segment of CoolBrands’ operations. For the fiscal year ended August 31, 2005, the Dairy Components segment of CoolBrands contributed US$19,538,000 of net revenues, and US$2,593,000 of earnings from continuing operations before taxes. For the nine months ended May 31, 2006, the Dairy Components segment of CoolBrands contributed US$14,630,000 of revenues, and US$1,763,000 of earnings from continuing operations before taxes.

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie®, Godiva® Ice Cream, Disney® Frozen Snacks, Whole Fruit™ Sorbet, Snapple® On Ice Pops, Tropicana® Fruit Bars, No Pudge!™ Frozen Snacks, Crayola® Color Pops, Yoplait® Frozen Yogurt and many other well recognized brand names. CoolBrands also markets fresh yogurt products, including Breyers® Fruit on the Bottom, Probiotics Plus Light and Creme Savers® cup yogurt varieties. CoolBrands’ operates a “direct store door” (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands’ subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands’ Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. Eskimo Pie and Whole Fruit are trademarks of CoolBrands; all other marks are used under license.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the

Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

David Stein

Co-Chairman, President and Chief Executive Officer

(631) 737-9700